Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of Ouster, Inc., that is current as of December 31, 2021:

Subsidiaries	Jurisdiction
Ouster Hong Kong Limited	Hong Kong, China
Ouster (Suzhou) Intelligent Technology Co., Ltd.	China mainland
Ouster (Thailand) Co., Ltd.	Thailand
Ouster Canada Limited	Canada
Ouster France SAS	France
Ouster UK Limited	UK
Ouster Netherlands, B.V.	Netherlands